1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of May 2009
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2009.
1)The changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	April 30, 2009	May 31, 2009	Changes
Vice Chairman	F. C. Tseng	36,074,509	35,904,509	-170,000
Director, President & CEO	Rick Tsai	27,698,636	27,518,636	-180,000
Senior Vice President	Stephen T. Tso	15,004,895	14,904,895	-100,000
Senior Vice President	C. C. Wei	8,649,433	8,496,433	-153,000
Senior Vice President	Mark Liu	13,132,351	13,022,351	-110,000
Vice President	M. C. Tzeng	7,410,038	7,392,038	-18,000
Vice President & CFO	Lora Ho	5,934,160	5,834,160	-100,000
Vice President	Jason C.S. Chen	2,179,970	2,134,970	-45,000
Vice President	Fu-Chieh Hsu	1,909,727	1,739,727	-170,000
Vice President	Yuan-Chen Sun	5,153,216	4,983,216	-170,000
Vice President	Y. P. Chin	6,139,008	6,066,008	-73,000
Senior Director	L.C. Tu	9,097,080	9,082,080	-15,000
2) The pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

			Accumulated number of common
Title	Name	Date of pledge	shares pledged as of May 31, 2009
Director, President & CEO	Rick Tsai	5/26/2009	1,700,000
3) The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$	1,286,420,991
Corporate Bonds	NT$	355,966,401
4) The disposition of assets: None.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 25, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer